CORRESPONDENCE

Request for Acceleration; The Company/Registrant’s Acknowledgments; and Memorandum of Responses.

Bluegate Corporation
701 North Post Oak Road, Suite 600
Houston, Texas 77024
From the desk of:
Charles E. Leibold
Chief Financial Officer of
Bluegate Corporation

To:	Philip L. Rothenberg, Staff Attorney, and Karen J. Garnett, Assistant Director
Mail Stop 4561
Division of Corporate Finance, Securities and Exchange Commission
Washington, D.C. 20549-7010

With copy to:	Joel Seidner, Esq.
880 Tully Road #50, Houston, Texas 77079
voice: (281) 493-1311 fax: (281) 667-3292

August 24, 2007

Ref:	Bluegate Corporation (the “Company” and the “Registrant”)
Form SB-2
SEC File number 333-145492
Filing date: August 16, 2007

Dear Philip L. Rothenberg and Karen J. Garnett:

Request for Acceleration of Effectiveness of Form SB-2;
the Company/Registrant’s Acknowledgments; and
Memorandum of Responses.

My name is Charles E. Leibold.  I am the Chief Financial Officer of Bluegate Corporation (the “Registrant”).  I am the Registrant’s authorized signatory for this Request for Acceleration; the Company/Registrant’s Acknowledgments; and Memorandum of Responses.

Request for Acceleration of Effectiveness of Form SB-2.  The Registrant requests that the effectiveness of above referenced Form SB-2 be accelerated to be August 30, 2007 at 9 A. M. EST.

The Company/Registrant’s Acknowledgments.  The Company/Registrant acknowledges that:

(a)	Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(b)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company/Registrant from its full  responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(c)
The Company/Registrant may not assert the staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Memorandum of Responses.

Response to Staff comment number 1 about filings using an outdated form of certification for exhibits 31.1 and 31.2:

On August 24, 2007, the registrant filed one amended Form 10-KSB and two amended Forms 10-QSB with the correct certifications for exhibits 31.1 and 31.2 as Form 10-KSB/A for the fiscal year ended 12-31-06; and as two Forms 10-QSB/A for the fiscal quarters ended 3-31-07 and 6-30-07.

Thank you.

/s/ Charles E. Leibold
Charles E. Leibold
Chief Financial Officer of Bluegate Corporation